EXHIBIT 99.1

Endeavour Silver Releases 2019 Annual Review and Sustainability Report

VANCOUVER, British Columbia, May 12, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces the publication of its 2019 Annual Review and Sustainability Report entitled “Recognizing 15 years of Mine Production.” This marks the eighth consecutive year the Company has reported on its sustainability initiatives, including the last seven under the GRI Standards for sustainability reporting.

Endeavour’s 2019 Annual Review and Sustainability Report is available at https://csr.edrsilver.com or the full report can be downloaded here. The Spanish versions will be available by month-end on the company website. All dollar amounts presented below are in U.S. dollars.

2019 Sustainability Highlights

Safety and Health

  70% of all training activities involved safety education, highlighting its importance
  Guanacevi received the “Casco de Plata” safety award last year, the highest safety recognition provided by the Mining Chamber in Mexico, for their performance in 2018

Our People

  Provided an average of 47 hours of training for each employee
  Completed the suspension of operations at El Cubo smoothly, and transferred 40% of the professional employees to other job opportunities within the Company

Community

  Supported 118 Mexican students with scholarships to further their education
  Sponsored several events to engage with over 1,000 locals in the communities near Terronera
  Fully funded a multi-use recreational facility for the El Cubo community

Environment

  Planted 51,000 trees in reforestation projects to reclaim disturbed ground
  Recycled over 93% of water used

Economic Value

  99% of our workforce is Mexican, spent $42 million in employee wages and benefits.
  Spent $164 million on goods and services, 97% of total procurement is from within Mexico.
  Paid $5 million in various taxes

Endeavour CEO Bradford Cooke commented: “2019 marked our 15th year as a producing mining company. However, it was also a very challenging year for our mining operations, which impacted our sustainability performance. We made sweeping changes at each mine and initiated programs to improve our performance in all areas of the business.  As a result, we are already seeing improvements to benefit our sustainability.”

“In the first half of 2020, our safety performance has been much better as there is a higher level of safety awareness across all the mines. We received the “Empresa Socialmente Responsible” (Socially Responsible Company) distinction from the Mexican Centre of Philanthropy in Mexico for each of our operating mines at Guanacevi, Bolañitos and El Cubo.”

“Regarding the COVID-19 pandemic, we implemented our prevention and response plan and procedures to mitigate the virus risks in early March and were one of the first companies to be proactive as the health crisis progressed. On the community front, we have been distributing safety kits to high risk households in the areas of our operations and projects with various cleaning supplies and educational materials.”

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.